Exhibit 99.1

XL Capital Assurance Inc. and Subsidiary
Interim Consolidated Financial Statements
for the Three and Nine Month Periods
Ended September 30, 2007 and 2006
(expressed in U.S. dollars)

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
INTERIM CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share amounts)

	(unaudited)
	As of	As of
	September 30,	December 31,
	2007	2006
ASSETS
Investments
Debt securities available for sale, at fair value (amortized cost: 2007 - $364,223;
2006 - $335,532)	$361,881	$332,265
Short-term investments, at fair value (amortized cost: 2007 - $21,259; 2006 - $14,979)	21,173	14,978
Total investments	383,054	347,243

Cash and cash equivalents	39,368	82,691
Accrued investment income	3,041	3,111
Prepaid reinsurance premiums	652,524	587,508
Premiums receivable	16,827	6,984
Reinsurance balances recoverable on unpaid losses	159,640	155,597
Intangible assets - acquired licenses	11,529	11,529
Deferred tax asset	27,910	17,872
Derivative assets	133,629	11,668
Other assets	1,951	532
Total assets	$1,429,473	$1,224,735

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities
Unpaid losses and loss adjustment expenses	$168,782	$164,907
Deferred premium revenue	758,621	666,082
Deferred ceding commissions, net	54,379	52,720
Reinsurance premiums payable	18,569	22,548
Derivative liabilities	165,571	11,362
Accounts payable and accrued expenses	9,466	23,513
Payable for investments purchased	—	5,435
Intercompany payable to affiliates	22,129	27,663
Total liabilities	1,197,517	974,230

Commitments and contingencies

Shareholder’s Equity
Common stock (par value $7,500 per share; 8,000 shares authorized; 2,000 shares issued and
outstanding)	15,000	15,000
Additional paid-in capital	264,173	264,173
Accumulated other comprehensive loss	(2,202)	(3,222)
Accumulated deficit	(45,015)	(25,446)
Total shareholder’s equity	231,956	250,505
Total liabilities and shareholder’s equity	$1,429,473	$1,224,735

See accompanying notes to consolidated financial statements.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(unaudited)
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Revenues
Gross premiums written	$88,135	$65,080	$242,787	$235,211
Ceded premiums written	(69,373)	(60,030)	(195,484)	(212,589)
Net premiums written	18,762	5,050	47,303	22,622

Change in net deferred premium revenue	(10,954)	(1,130)	(27,523)	(8,928)
Net premiums earned	7,808	3,920	19,780	13,694

Net investment income	4,770	4,228	15,066	11,646
Net realized losses on investments	—	(23)	—	(1,407)
Net realized and unrealized losses on derivative financial
instruments	(27,751)	(379)	(32,247)	(499)
Fee income and other	—	—	68	1000
Total revenues (loss)	(15,173)	7,746	2,667	24,434
Expenses
Net losses and loss adjustment expenses	898	496	1,434	1,410
Net operating expenses	8,606	8,128	29,791	20,878
Total expenses	9,504	8,624	31,225	22,288

Income (loss) before income tax expense	(24,677)	(878)	(28,558)	2,146

Total income tax income (expense)	(9,960)	2,423	(8,989)	2,235

Net loss	(14,717)	(3,301)	(19,569)	(89)

Comprehensive (loss) income
Net loss	(14,717)	(3,301)	(19,569)	(89)
Other comprehensive income (loss), (net of deferred tax benefit of
$181 in 2007 and $57 in 2006)	5,062	7,265	1,020	(685)
Comprehensive (loss) income	$(9,655)	$3,964	$(18,549)	$(774)

See accompanying notes to consolidated financial statements.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
 INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(U.S. dollars in thousands, except share amounts)

	(unaudited)
	Nine Months	Year Ended
	Ended	December 31,
	September 30, 2007	2006
Common shares
Number of shares - beginning of year	2,000	2,000
Number of shares - end of period	2,000	2,000
Common stock
Balance - beginning of year	$15,000	$15,000
Balance - end of period	15,000	15,000
Additional Paid-In Capital
Balance - beginning of year	264,173	239,173
Capital contribution	—	25,000
Balance - end of period	264,173	264,173
Accumulated Other Comprehensive Loss
Balance - beginning of year	(3,222)	(2,355)
Net change in unrealized appreciation of investments	1,020	(867)
Balance - end of period	(2,202)	(3,222)
Accumulated Deficit
Balance - beginning of year	(25,446)	(24,870)
Net loss	(19,569)	(576)
Balance - end of period	(45,015)	(25,446)
Total shareholder’s equity	$231,956	$250,505

See accompanying notes to consolidated financial statements.

     XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	(unaudited)
	Nine Months Ended
	September 30,
	2007	2006
Cash flows (used in) provided by operating activities
Net loss	$(19,569)	$(89)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Net realized losses on sale of investments	—	1,407
Net realized and unrealized losses on derivative financial instruments, excluding cash received
and paid	32,247	499
Amortization of premium on bonds	—	471
Decrease in unpaid losses and loss adjustment expenses, net	(168)	(399)
Increase in deferred premium revenue, net	27,523	9,003
Increase in deferred ceding commissions, net	1,659	2,737
Increase (decrease) in reinsurance premiums payable	(3,979)	23,931
Increase in premiums receivable	(9,843)	(2,192)
Decrease in accrued investment income	70	409
Change in deferred federal income tax asset	(10,038)	2,951
Increase (decrease) in accounts payable and accrued expenses	(14,047)	1,182
Increase (decrease) in intercompany payable to affiliates	(5,534)	4,312
Other, net	(111)	30
Total adjustments	17,779	44,341
Net cash (used in) provided by operating activities	(1,790)	44,252
Cash flows from investing activities
Proceeds from sale of debt securities	—	79,620
Purchase of debt securities	(55,616)	(134,854)
Net purchase of short term investments	(20,411)	(733)
Proceeds from maturity of debt securities and short-term investments	41,056	27,445
Decrease in payable for securities purchased	(5,435)	—
Other, net	(1,127)	73
Net cash used in investing activities	(41,533)	(28,449)
Cash flows from financing activities
Capital contribution	—	25,000
Net cash provided by financing activities	—	25,000
Increase (decrease) in cash and cash equivalents	(43,323)	40,803
Cash and cash equivalents
Beginning of year	82,691	32,337
End of Period	$39,368	$73,140

See accompanying notes to consolidated financial statements.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

1.      Organization and Ownership

       On March 17, 2006, XL Capital Ltd (“XL Capital”) formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guarantee insurance and financial guarantee reinsurance operating businesses to SCA and selling an interest therein to the public through an initial public offering of SCA common shares (the “IPO”). The contribution of such businesses to SCA occurred on July 1, 2006 and the IPO was consummated on August 4, 2006. The aforementioned operating businesses contributed to SCA by XL Capital consisted of: (i) XL Capital Assurance Inc. (“XLCA”) and its wholly-owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”) (XLCA and XLCA-UK hereafter collectively referred to as the “Company”) and (ii) XL Financial Assurance Ltd. (“XLFA”). After the IPO, a secondary offering by XL Capital, the exercise of the underwriters’ over-allotment option and restricted share awards to management of SCA, XL Capital’s ownership of SCA’s outstanding common shares immediately after the IPO represented approximately a 63 percent economic interest. In June 2007, XL Capital completed the sale of additional common shares of SCA from its holdings. Immediately after such sale XL Capital ownership of SCA’s common shares represented approximately a 46 percent voting and economic interest in SCA, adjusted for restricted share awards to the Company’s employees and management outstanding as of such date. Prior to XL Capital’s sale of SCA common shares in June 2007 its voting interest in SCA was subject to limitations contained in SCA’s bye-laws.

       XLCA is an insurance company domiciled in the State of New York and is licensed to conduct financial guarantee insurance business throughout all 50 of the United States, as well as in the Commonwealth of Puerto Rico, the District of Columbia, and the U.S. Virgin Islands. In addition, XLCA through XLCA-UK, which is an insurance company organized under the laws of England, is permitted to conduct financial guarantee business in England, Ireland, Spain, France, Portugal, Italy, Norway, The Netherlands, Greece, and Germany. Also, to facilitate distribution of its products XLCA maintains a branch office in Singapore and XLCA-UK maintains a branch office in Madrid. In addition XLCA has an office in California. XLCA and XLCA-UK have triple-A financial strength ratings from Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc., and Fitch Inc. The Company is primarily engaged in the business of providing credit enhancement on fixed and variable rate income securities through the issuance of financial guarantee insurance policies, and credit protection on specific referenced credits or on pools of specific referenced credits through guarantees of credit default swaps issued by trusts established to comply with New York State Insurance Law (the “Trusts”).

       Financial guarantee insurance provides an unconditional and irrevocable guarantee to the holder of a debt obligation of full and timely payment of principal and interest. In the event of a default under the obligation, the insurer has recourse against the issuer and/or any related collateral (which is more common in the case of insured asset-backed obligations or other non-municipal debt) for amounts paid under the terms of the policy. Credit default swaps are derivative contracts which offer credit protection relating to a particular security or pools of specified securities. Under the terms of a credit default swap, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a referenced security. Derivative financial instruments typically provide protection to a buyer rather than credit enhancement of an issue as in traditional financial guarantee insurance. The Company’s underwriting policies limit the Company to providing credit protection on obligations or referenced securities that it determines would be of investment-grade quality without the benefit of credit enhancement provided by the Company through the issuance of insurance policies and credit default swaps. See Note 3 for further details.

2.      Summary of Significant Accounting Policies

         Basis of Presentation and Consolidation

       These unaudited interim consolidated financial statements include the accounts of the Company, its subsidiary and the Trusts and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In addition, the year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, these unaudited financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flows as at the end of and for the periods presented, including the elimination of all significant inter-company accounts and transactions. The results of operations for any interim period are not necessarily indicative of the results for a full year. These statements should be read in conjunction with the company’s December 31, 2006 consolidated financial statements and notes

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

thereto filed with the Securities and Exchange Commission as an Exhibit to SCA’s Form 10-K for the year ended December 31, 2006. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates. In addition, certain reclassifications have been made to prior period consolidated financial statement amounts to conform to current year presentation. There was no effect on prior period reported net income as a result of these reclassifications.

3.      Derivative Financial Instruments

       The Company issues credit default swap contracts and certain other credit derivatives. Under the terms of its credit default swap contracts the Company is generally required to make payments to its counterparty in the event of specific credit events relating to assets referenced in the contracts after exhaustion of various first-loss protection levels. These credit events are contract-specific, but generally cover bankruptcy and failure to pay. These credit derivatives are not subject to collateral or margin requirements. Accordingly, credit default swap contracts function like the guarantees of debt obligations that the Company provides in the form of insurance.

       Assets referenced in the Company’s in-force credit default swap contracts consist of structured pools of corporate obligations. Such pools were awarded investment-grade ratings at the deals’ inception. At September 30, 2007, the notional amount outstanding of the Company’s in-force credit default swap contracts was $52.1 billion ($10.5 billion net of reinsurance) and the weighted average term of such contracts was 8.7 years. In addition, based on such notional amount, as of September 30, 2007 approximately 95.4% of referenced assets underlying such in-force contracts were rated (based on Standard & Poor’s ratings) “AAA”, with the remaining 4.6% rated at or above investment-grade.

       The Company’s policy is to hold its credit default swap contracts to maturity and not to trade such contracts to realize or other gains or losses from periodic market fluctuations. However, in certain circumstances, we may choose to terminate a credit derivative prior to maturity for risk management or other purposes (for example, upon a deterioration in underlying credit quality). With the exception of two transactions which occurred in 2004 and 2003, respectively, there have been no such terminations since the Company’s inception.

       As derivative financial instruments, credit default swap contracts are required to be reported at fair value in accordance GAAP, with changes in fair value during the period included in earnings. The principal drivers of the fair value of the Company’s credit default swap contracts include: (i) general market credit spreads for the type(s) of assets referenced in credit default swap contracts, (ii) the specific quality and performance of the actual assets referenced in the contracts, (iii) the amount of subordination in the transaction before liability attaches, (iv) the quality of the asset manager of the transaction, if applicable, (v) other customized structural features of such contracts (e.g. terms, conditions, covenants), (vi) the rating agency capital charge for the transaction, and (vii) supply and demand factors, including the volume of new issuance and financial guarantee market penetration, as well as the level of competition in the marketplace.

       The fair value of the Company’s in-force portfolio of credit default swap contracts represents management’s estimate of the premium that would be required by a market participant to assume the risks in the Company’s credit derivative portfolio as of the measurement date. Fair value is defined as the price at which an asset or a liability could be bought or transferred in a current transaction between willing parties. Fair value is determined based on quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on the use of valuation techniques involving management judgment. There are no observable readily available quoted market prices for the Company’s in-force guarantees under its credit default swap contracts since these contracts are generally not traded by market participants. Accordingly, the Company’s estimate of the fair value of its in-force credit default swap contracts is based on the use of valuation techniques involving management judgment, which considers a number of factors, including: (i) credit price indices, published by non-affiliated financial institutions, for the type(s) of assets referenced in the Company’s credit default swap contracts (both in terms of type of assets and their credit rating), (ii) estimates of rates of return that would be required by a counterparty to assume the risks in the Company’s contracts in current market environment, (iii) the quality of the specific assets referenced in the Company’s credit default swap contracts at the measurement date, (iv) the market perception of risk associated with such asset classes, (v) the amount of subordination in the transactions before the Company’s liability attaches relative to that required for similarly rated transactions in the current environment, (vi) the remaining average life of the transaction, and (vii) prices of guarantees executed by the Company in its retail market in proximity to the measurement date. Because it is the Company’s policy to consider all available evidence in forming its best estimate of the fair value of the Company’s credit default swaps, as new information becomes available the Company may consider new or different factors than those listed above and revise its estimates in the future.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

        The weight ascribed by management to the aforementioned factors in forming its best estimate of the fair value of the Company’s credit default swap contracts may vary under changing circumstances. In periods prior to September 30, 2007, management principally considered price indices published by non-affiliated financial institutions in forming its best estimate of the fair value of the Company’s credit default swap contracts. The fair value of the guarantee was determined by multiplying the percentage change in the applicable credit price index or indices applicable to the assets referenced in the credit default swap by the present value of the remaining expected future premiums to be received under the contract. Management concluded that results from this calculation represented a reasonable estimate of the fair value of the Company’s credit default swap contracts at that time.

        In forming its best estimate of the fair value of the Company’s credit default swap contracts as of September 30, 2007, however, management concluded that, for the majority of the Company’s credit defaults swap contracts, limited reliance could be placed on published credit price indices because events and conditions in the credit markets associated with subprime mortgage collateral and corporate loans resulted in limited transaction activity in many financial instruments during the period (including collateralized debt obligations (“CDOs”) of high grade asset-backed securities, collateralized loan obligations, residential mortgage backed securities, and CDOs of CDOs), causing financial institutions which publish the indices that management historically relied upon to estimate the fair value of the Company’s credit derivatives either to refrain from updating such indices or base changes in the indices partly on judgments in regard to estimated price levels and not actual executed trades. In addition, evidence suggested that the limited price information available in the marketplace in regard to such instruments was influenced by trades resulting from margin calls and liquidity issues that are not part of the risks associated with the Company’s business model or credit default swap contracts. Accordingly, management’s estimate of the fair value of the Company’s credit default swap contracts as of September 30, 2007 ascribed significant weight to management’s judgments regarding rates of return that would be required by a counterparty to assume the risks in the Company’s contracts in the current market environment. Management’s judgment in regard to such rates of return considered all the factors discussed above. The Company’s estimate of fair value for the aforementioned financial instruments as of September 30, 2007 was calculated by adjusting the present value of the expected remaining future net cash flows under such contracts (which are comprised of the remaining expected future premiums to be received under the contract, less estimated maintenance expenses and a provision for expected losses that will manifest in the future) to reflect management’s best estimate of the rates of return that would be required by a counterparty to assume the risks on such contracts.

       Present values of the cash flows referred to above were determined using a discount rate of 6.0%, which reflects the weighted average life of our in-force credit default swaps and the corporate credit rating of the issuers of such contracts, XLCA, at September 30, 2007.

       Because management views the credit derivative contracts that the Company issues and reinsures as an extension of the Company’s financial guarantee business, management believes that the most meaningful presentation of these derivatives is to reflect: (i) fees that the Company receives from the issuance of such contracts in the line item captions in the statement of operations entitled “gross premiums written,” “reinsurance premium assumed,” “net premiums written” and “net premiums earned,” as appropriate, (ii) losses from actual and expected payments to counterparties under such contracts in the line item caption in the statement of operations entitled “net losses and loss adjustment expenses” and (iii) changes in the fair value of such instruments which are attributable to market factors in the line item caption in the statement of operations entitled “net unrealized losses on credit derivatives.”

       The following tables present the amounts related to credit default swaps and other derivative financial instruments reflected in our financial statements as of and for the periods indicated:

	(unaudited)
	As of	As of
	September 30,	December 31,
	2007	2006

Balance sheets:
Reinsurance balances recoverable on unpaid losses	$15,024	$11,746
Derivative assets	133,629	11,668
Unpaid losses and loss adjustment expenses	17,008	12,932
Derivative liabilities	165,571	11,362

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

       The components of the Company’s net realized and unrealized gains (losses) on derivative financial instruments for the periods ended September 30, 2007 and 2006 are as follows:

	(unaudited)
	Three Months Ended
	September 30,
	2007	2006
Statements of Operations:
Gross premiums written	$17,905	$6,209
Net premiums earned	2,508	627
Net realized and unrealized losses on derivative financial instruments	(27,751)	(379)
Net losses and loss adjustment expenses	430	81

	(unaudited)
	Nine Months Ended
	September 30,
	2007	2006
Statements of Operations:
Gross premiums written	$36,516	$17,157
Net premiums earned	5,251	1,653
Net realized and unrealized losses on derivative financial instruments	(32,247)	(499)
Net losses and loss adjustment expenses	798	230

4.      New Accounting Pronouncements and Developments

       Proposed Statement of Financial Accounting Standards (“SFAS”), Accounting for Financial Guarantee Insurance Contracts

       On April 18, 2007, the Financial Accounting Standards Board (“FASB”) issued Proposed SFAS, Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60. This proposed Statement would clarify how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts. This proposed Statement, among other things, would change current industry practices with respect to the recognition of premium revenue and claim liabilities. In addition, this proposed Statement would require that the measurement of the initial deferred premium revenue (liability) be the present value of the contractual premium due pursuant to the terms of the financial guarantee insurance contract, thereby changing current industry accounting practice with respect to insurance contracts priced on an installment basis by requiring that the present value of all contractual premiums due under such contracts, currently or in the future, be recorded on the company’s balance sheet as premiums receivable. Under current industry practice such premiums are not reflected on the balance sheet.

       In regard to premium revenue recognition, the proposed Statement provides for premium to be recognized as revenue, for both upfront and installment paying policies, in proportion to the insured contractual principal and interest payments made by the issuer of the insured financial obligation, rather than being recognized over the term of each maturity for upfront premium paying policies, or over the installment period for installment premium paying policies. This change would generally result in a volatile revenue recognition pattern over the life of the insured obligation as premium would only be recognized as the insured obligation’s principal or interest is paid. Furthermore, for certain bonds such as investor-owned utilities, CDOs and many other types of asset-backed securities that do not have periodic payments, this change would result in significantly slower and back-ended revenue recognition. The volatility would be most evident for insured securities whereby the principal payments are made at maturity but would also impact public finance insured securities with customized amortization schedules. For installment paying policies, the proposed Statement requires that the discount, equating to the difference between gross installment premiums and the present value of installment premiums, be recognized as investment income rather than premiums. We expect that the initial effect of applying the revenue recognition previsions of the Statement as currently proposed will be material to the Company’s financial statements.

       In regard to the recognition of claim liabilities, the Statement provides that claim liabilities shall be established when the insurance enterprise expects that a claim loss will exceed the unearned premium revenue (liability) for a contract based on expected cash flows discounted using a risk-adjusted rate at initial recognition of the claim liability and, that, the assumptions underlying such liability be consistent with the information tracked and monitored through the Company’s surveillance list maintained by the insurance enterprise to evaluate credit deterioration in its insured financial obligations. We expect that implementation of this guidance as currently proposed would cause the Company to de-recognize its reserves for unallocated losses and loss adjustment expenses and preclude it from providing such reserves in the future.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

       The comment period for the proposed Statement expired on June 18, 2007. A meeting between the FASB and interested parties who provided comments on the proposed Statement occurred in September 2007. Since the meeting, the FASB Staff has continued to deliberate the matters raised in the comment letters and at the meeting. Currently the proposed Statement is due to be effective for fiscal years beginning after December 15, 2007. The Company is continuing to evaluate the effect of the proposed Statement on its financial statements.

       SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” -

       In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), and addresses issues raised in SFAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of SFAS 155 are: (i) with respect to SFAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to SFAS 140, to eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company adopted SFAS 155 on January 1, 2007 and it had no effect on the Company’s financial condition or results of operations.

       FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” -

       In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007 and it did not have any effect on the Company’s financial condition or results of operations.

       SFAS No. 157, “Fair Value Measurements” -

       In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within these fiscal years. The Company is currently evaluating the effect the adoption of SFAS 157 will have on its financial statements

       SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” -

       In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” (“SFAS 159”) SFAS 159 provides the Company an irrevocable option to report selected financial assets and liabilities at fair value with changes in fair value recorded in earnings. The option is applied, on a contract-by-contract basis, to an entire contract and not only to specific risks, specific cash flows or other portions of that contract. Upfront costs and fees related to a contract for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, that the adoption of SFAS 159 will have on its financial statements.

5.      Premiums Earned from Refunded Bonds and Other Accelerations

       When an insured issue is retired early, is called by the issuer or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time. Net premiums earned include $0.4 million and $0.9 million for the three and nine months ended September 30, 2007, respectively, and $0.1 million and $2.5 million for the three and nine months ended September 30, 2006, respectively, related to such refunded bonds and other accelerations.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

6.      Income Taxes

       XLCA is subject to federal, state and local corporate income taxes and other taxes applicable to U.S. corporations. The U.S. federal income tax liability is determined in accordance with the principles of the consolidated tax provisions of the Internal Revenue Code and Regulations. XLCA has operations in subsidiary and branch operations in certain international jurisdictions that are subject to relevant taxes in those jurisdictions.

       The Company files a consolidated tax return with SCA Holdings U.S. Inc (the U.S. common parent of the SCA group) and its subsidiaries. Prior to July 1, 2006, XLCA was consolidated with XLA for purposes of determining its income tax liability at, and prior to, such date (see Note 1). XLCA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. As of September 30, 2007 and December 31, 2006, the Company had a U.S. federal income tax payable of $2.7 million and $4.2 million, respectively.

       As of September 30, 2007 and December 31, 2006, the Company had deferred income tax assets of $27.9 million and $17.9 million, respectively. Such deferred tax assets were net of a valuation allowance of $1.5 million and $1.9 million as of September 30, 2007 and December 31, 2006, respectively. The valuation allowance relates to net unrealized capital losses and a net realized capital loss carry forward that may not be realized within a reasonable period. At September 30, 2007, the Company had net unrealized capital losses and a net realized capital loss carry forward of approximately $2.4 million and $1.9 million respectively, against which valuation allowances have been established.

       The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The adoption of Interpretation No. 48 had no effect on the Company’s financial statements.

       With few exceptions, the Company is no longer subject to tax examinations by tax authorities in the major jurisdictions in which the Company operates for years prior to 2003 in the U.S. and 2002 in the U.K.

       Deferred income taxes have not been accrued with respect to undistributed earnings of foreign subsidiaries. If the earnings were to be distributed, as dividends or otherwise, such amounts may be subject to withholding taxation in the state of the paying entity. Currently, however, no withholding taxes are accrued with respect to the earnings, as it is the intention of management that such earnings will remain reinvested indefinitely.

       The Company’s policy is to recognize any interest accrued related to unrecognized tax benefits as a component of interest expense and penalties in operating expenses. The Company did not have any accrued liabilities relating to interest and penalties as at September 30, 2007 or December 31, 2006.

7.      Treaties and Agreement with Affiliates

       Services Agreements with Affiliates

       Substantially all of the Company’s personnel services are provided by XL Financial Administrative Services Inc. (“XLFAS”). Prior to the IPO, substantially all of the Company’s personnel services were provided by employees of affiliates of XL Capital. In connection with the IPO, such employees have become employees of SCA. In addition, the Company purchased various services from affiliates of XL Capital prior to the IPO under various agreements and continues to purchase such services under new agreements that became effective at the date of the IPO. Such services principally include: (i) information technology support, (ii) reinsurance and retrocessional consulting and management services, (iii) actuarial, finance, legal, internal audit services and certain investment management services and (iv) certain advertising services. The Company incurred costs under the aforementioned agreements aggregating $15.9 million and $62.3 million for the three and nine months ended September 30, 2007, respectively, compared to $15.5 million and $42.3 million for the three and nine months ended September 30, 2006, respectively, which are reflected in “Net operating expenses” in the accompanying consolidated statements of operations.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

       Employee Benefit Plans

       Prior to the IPO, XL America, Inc (“XLA”) maintained a qualified defined contribution pension plan and a non-qualified deferred compensation plan for the benefit of all XLFAS eligible employees (collectively, the “Plans”). Discretionary contributions to both Plans were based on a fixed percentage of employee contributions and compensation as defined by the Plans. Such plans were converted to SCA plans on the effective date of the IPO. The terms and provisions of SCA’s plans are substantially the same as the aforementioned plans of XLA. For the period ended September 30, 2007, the Company incurred costs under the aforementioned plans aggregating $1.4 million, and $4.1 million for the three and nine months ended September 30, 2007, respectively, compared to $0.7 million and $1.8 million for the three and nine months ended September 30, 2006, respectively, which are reflected in “Net operating expenses” in the accompanying interim consolidated statements of operations.

       Reinsurance Agreements and Other Guarantees with Affiliates

       The Company has the following reinsurance agreements with affiliates. Certain of the agreements discussed below may be terminated under certain conditions, as defined in the agreements.

•	The Company has a facultative quota share reinsurance treaty (“Treaty”) with XLFA. Under the terms of the this Treaty, XLFA agrees to reinsure up to 75% of the guarantee business written by the Company provided it meets certain specified parameters. Prior to July 1, 2006, the XLFA agreed to reinsure up to 90% of the Company’s acceptable risks. In addition, the Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement.

•	Effective August 4, 2006, XL RE AM indemnified the Company for all losses and loss adjustment expenses incurred in excess of its retained reserves at the effective date of the agreement relating to an insured project financing described in Note 8 (a). In consideration for the aforementioned indemnification the Company is obligated to pay XL RE AM approximately $9.8 million on an installment basis over the life of the aforementioned project financing. As this premium is due irrespective of any early termination of the underlying insurance transaction, the Company recorded a liability of approximately $7.0 million at the effective date of the indemnification (representing the present value of the obligation discounted at 5.0%, which reflects the rate on treasury obligations with a term to maturity commensurate with that of the liability) and a corresponding deferred cost, which are reflected in the accompanying consolidated balance sheets in “Reinsurance premiums payable” and “Prepaid reinsurance premiums”, respectively. For the three and nine months ended September 30, 2007, the Company incurred costs under the aforementioned agreements aggregating approximately $0.2 million and $0.6 million, respectively and the balance of the aforementioned liability and deferred cost was $6.3 million at September 30, 2007.

•	Effective August 4, 2006, XLA indemnified the Company for any dimunition in value below their carrying value at September 30, 2006 of the investment described in Note 8 (b), which investment was acquired in connection with the satisfaction of a claim under a financial guarantee insurance policy issued by XLCA. In addition, pursuant to the aforementioned indemnity, XLA agreed to indemnify the Company for any costs arising out of any litigation or future claim in connection with the aforementioned insurance policy. See Note 8 (b) for further information regarding amounts recovered or recoverable by XLCA under the indemnity.

•	Effective May 1, 2004, XL Insurance (Bermuda) Ltd (“XLI”), an indirect wholly owned subsidiary of XL Capital, entered into an agreement with XLCA which unconditionally and irrevocably guarantees XLCA the full and complete payment when due of all of XLFA’s obligations under its facultative quota share reinsurance agreement with XLCA, under which agreement XLFA has assumed business from XLCA since December 19, 2000. The gross par value of business guaranteed by XLI under this agreement was approximately $80.5 billion and $83.1 billion as of September 30, 2007 and December 31, 2006, respectively. The agreement terminated with respect to any new business produced by XLCA and ceded to XLFA pursuant to the faculative quota share reinsurance agreement after the effective date of the IPO, but the guarantee remains in effect with respect to cessions under such agreement prior to the IPO.

•	Effective November 1, 2002, XLCA entered into a facultative reinsurance arrangement (the “XL Re Treaty”) with XL RE AM. Under the terms of the XL Re Treaty, XL RE AM agrees to reinsure risks insured by XLCA under financial guarantee insurance policies up to the amount necessary for XLCA to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. Such reinsurance was on an automatic basis prior to the effective date of the IPO and is on a facultative basis on and after the effective date of the IPO. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed up to a 30% ceding commission (or such other percentage on an arm’slength basis) on ceded premiums written under the terms of this agreement.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

•	The Company provides financial guarantee insurance policies insuring timely payment of investment agreements issued by XL Asset Funding Company I LLC (“XLAF”), an affiliate of the Company. As of September 30, 2007 and December 31, 2006, the aggregate face amount of such investment agreements insured by the Company was $4.8 billion ($879.8 million net of reinsurance to XLFA) and $3.9 billion ($554.8 million net of reinsurance to XLFA), respectively. In addition, the Company insures XLAF’s obligations under certain derivative contracts issued and purchased by XLAF. As of September 30, 2007, the total notional value of such contracts insured was $167.7 million. For the three month period ended September 30, 2007 and 2006, the Company recorded earned premiums of $1.3 million ($0.2 million net of reinsurance to XLFA) and $1.0 million ($0.1 million net of reinsurance to XLFA), respectively. For the nine months period ended September 30, 2007 and 2006, the company recorded earned premiums of $3.4 million ($0.6 million net of reinsurance to XLFA) and $2.9 million ($0.3 million net of reinsurance to XLFA), respectively.

•	XLI guarantees the obligations of XLCA in connection with certain transactions insured by XLCA-UK. As of September 30, 2007 and December 31, 2006, the gross par outstanding related to these transactions were approximately $1,083.3 million ($86.5 million net of reinsurance) and $1,017.8 million ($58.6 million net of reinsurance), respectively.

Amounts ceded to affiliate reinsures are as follows:

	(unaudited)
	Three Months Ended
	September 30,
Statements of Operations	2007	2006
Ceded premiums written	$68,218	$51,907
Ceded premiums earned	46,477	35,311
Ceded commission revenue	13,727	13,022
Ceded losses and loss adjustment expenses	7,085	4,293

	(unaudited)
	Nine Months Ended
	September 30,
	2007	2006
Ceded premiums written	$188,674	$203,210
Ceded premiums earned	126,900	123,567
Ceded commission revenue	34,473	37,992
Ceded losses and loss adjustment expenses	8,937	11,175

	(unaudited)
	As of	As of
	September 30,	December 31,
Balance Sheets	2007	2006
Assets
Prepaid reinsurance premium	$646,650	$582,798
Reinsurance balances recoverable on unpaid losses	157,520	153,017
Total Assets	$804,170	$735,815
Liabilities
Deferred ceding commissions, net	$157,093	$135,555
Reinsurance premiums payable	17,501	22,226
Total Liabilities	$174,594	$157,781

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

8.      Liability for Losses and Loss Adjustment Expenses

       The Company’s liability for losses and loss adjustment expenses consists of case basis reserves and unallocated reserves. Activity in the liability for losses and loss adjustment expenses is summarized as follows:

	(unaudited)
	As of and for the		As of and for the
	Nine Months Ended		Year Ended
	September 30, 2007		December 31, 2006
	Case	Unallocated	Case	Unallocated
	Reserves	Reserves	Reserves	Reserves
Unpaid losses and loss expenses at beginning of year	$83,783	$81,124	$66,183	$65,419
Unpaid losses and loss expenses recoverable	(82,283)	(73,314)	(62,518)	(59,555)
Net unpaid losses and loss expenses at beginning of year	1,500	7,810	3,665	5,864
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in:
Current year	113	1,973	—	1,704
Prior years	(652)	—	(66)	—
Less net losses and loss expenses (paid) received & other	(1,602)	—	(2,099)	242
Net unpaid losses and loss expenses at end of period	(641)	9,783	1,500	7,810
Unpaid losses and loss expenses recoverable	75,423	84,217	82,283	73,314
Unpaid losses and loss expenses at end of period	$74,782	$94,000	$83,783	$81,124

       Case Basis Reserves for Losses and Loss Adjustment Expenses

       Set forth below is a discussion of certain case basis reserves established by the Company. The Company has been indemnified with respect to loss development relating to the insurance transactions described under “(a)” and “(b)” below by affiliates of XL Capital in connection with SCA’s IPO. As a result of such indemnifications, all adverse loss development on such insurance transactions subsequent to the effective date of the IPO, which is in excess of the Company’s carried reserves for such transactions at the date of the IPO, was assumed by the aforementioned affiliates of XL Capital. Such protection does not relieve the Company of its obligations under the aforementioned insurance transactions. Accordingly, the Company is still liable under the insurance transactions in the event that the affiliates of XL Capital do not meet their obligations under the indemnifications. For further information with respect to the indemnifications see Note 7.

a.	At December 31, 2006, the Company carried a gross case basis reserve for losses and loss adjustment expenses of approximately $74.6 million ($2.8 million after reinsurance to XLFA and XL RE AM) relating to an insured project financing. There was no change in the reserve during the nine months ended September 30, 2007. The total remaining par insured by the Company with respect to this transaction, which amortizes over 11 years, aggregated approximately $215.2 million, net of applicable carried gross case reserves, as of September 30, 2007. The estimate of loss was based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate, if necessary, as new information becomes available.

b.	As of December 31, 2006, the Company carried a liability of $5.0 million relating to a dispute in regard to certain exposures associated with notes which were insured by the Company and collateralized by loans to medical providers. Because the Company’s liability in regard to this dispute was fully indemnified by XLA pursuant to the indemnification discussed above and in Note 7, the Company also carried a receivable from XLA for $5.0 million at December 31, 2006. During the three months ended March 31, 2007, the Company reduced the liability and corresponding receivable from XLA by $1.1 million to reflect an agreement in principle among the parties to settle the dispute in exchange for a payment by the Company of $3.9 million. The settlement payment was made in May 2007 reducing the reserve and related recoverable to zero.

XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

c.	As of December 31, 2006, the Company carried a case basis reserve for losses and loss adjustment expenses of $3.3 million ($0.6 million after reinsurance to XLFA) representing the present value of the loss expected to be incurred in the future with respect to an insured residential mortgage securitization. During the three months ended March 31, 2007 the insured obligation was retired as a result of the exercise of a clean-up call by the sponsor of the securitization thereby eliminating the Company’s exposure without loss. Accordingly, the Company recorded a reduction in its provision for losses and loss adjustment expenses for the three months ended March 31, 2007 of $3.3 million ($0.6 million after reinsurance to XLFA) resulting from the elimination of the aforementioned reserve.

9.      Exposures under Guarantees

       The Company provides financial guarantee insurance and reinsurance to support public and private borrowing arrangements. Financial guarantee insurance guarantees the timely payment of principal and interest on insured obligations to third party holders of such obligations in the event of default by an issuer. The Company’s potential liability in the event of non-payment by the issuer of an insured or reinsured obligation represents the aggregate outstanding principal insured or reinsured under its policies and contracts and related interest payable at the date of default. In addition, the Company provides credit protection on specific assets referenced in its credit default swaps which consist of structured pools of Corporate Obligations (See Note 3). Under the terms of credit default swaps, the seller of credit protection makes a specified payment to the buyer of credit protection upon the occurrence of one or more specified credit events with respect to a reference obligation or entity. The Company’s potential liability under credit default swaps represents the notional amount of such swaps that it guarantees.

       As of September 30, 2007, the Company’s net outstanding par exposure under its in-force financial guarantee insurance policies and contracts aggregated to $15.3 billion and net reserves for losses and loss adjustment expenses relating to such exposures was $7.2 million consisting of case basis and unallocated reserves of ($0.6) million and $7.8 million, respectively. In addition, as of September 30, 2007, the Company’s notional exposure under credit default swaps aggregated to $10.5 billion and net reserves for losses and loss adjustment expenses relating to such exposures was $2.0 million consisting of case basis and unallocated reserves of $0 and $2.0 million, respectively.

10.      Subsequent Event

       The Company is exposed to risks associated with the deterioration in the credit markets. Recently, and continuing subsequent to September 30, 2007, credit spreads across most bond sectors have continued to widen reflecting broad concerns of potential credit erosion in U.S. residential mortgage loans, particularly to subprime borrowers, that are contained in the residential mortgage-backed securities (“RMBS”) and collateralized debt obligations of asset-backed securities (“ABS CDOs”) it insurers or reinsurers. Subprime residential mortgage loans originated in years subsequent to 2005 are performing significantly worse than similar loans made prior to 2005. While the Company has sought to underwrite RMBS and ABS CDOs with levels of subordination designed to protect it from loss in the event of poor performance on the underlying collateral, no assurance can be given that such levels of subordination will prove to be adequate to protect the Company from material losses or preserve the Company’s triple-A ratings in view of the significantly higher rates of delinquency, foreclosure and loss currently being observed among residential homeowners, especially subprime borrowers.

       Transactions within the Company’s insured RMBS and CDO portfolios also may be downgraded, placed on watch or subject to other actions by the three rating agencies that have granted the Company it’s Triple-A claims-paying ratings. Such ratings actions could require the Company to maintain a material amount of additional capital to support the exposures it has insured and reinsured. This could cause the Company to: (i) have to raise additional capital, if available, on terms and conditions that may be unfavorable, (ii) curtail the production of new business, or (iii) pay to reinsure or otherwise transfer certain of its risk exposure. The Company regards it’s triple-A ratings as fundamental to the execution of its business plan and the loss of one or more of its triple-A ratings could materially impair its ability of continue to execute that plan.

       On November 5, 2007, Fitch, Inc. (“Fitch”) and on November 8, 2007, Moody’s Investors Service Inc. (“Moody’s”) announced that they would be reevaluating the adequacy of the capital position of companies comprising the financial guarantee insurance industry in view of recent developments adversely affecting the performance of subprime residential mortgage loans. Fitch observed that there is a “moderate probability” that the Company may experience pressure in its capital cushion under Fitch’s updated stress analysis. Fitch noted that at the conclusion of its analysis, should a financial guarantor’s capital ratio fall below Fitch’s “AAA” capital guidelines, Fitch would expect to place any such insurer’s financial strength rating on “rating watch negative” with a downgrade to follow if a risk mitigation strategy or capital raise is not completed within approximately one month. Moody’s noted there is a “moderate risk” of the Company falling below Moody’s Aaa capital adequacy benchmark under a stress scenario. Moody’s stated that by the end of November 2007, it expects to complete its analysis on the financial guarantors’ capital ratios which, for some companies, could result in a rating affirmation, a change in outlook, a review for downgrade, or a downgrade.

       On November 12, 2007, Fitch announced the downgrade of 352 structured finance CDO transactions, of which two transactions are insured by the Company. Such transactions represent $792 million in net par insured or approximately 0.5% of the Company’s total net insured par outstanding.  One of the Company’s insured transactions of approximately $371 million net par, originally rated AAA by Fitch on June 1, 2007, was downgraded to CCC. The other transaction of approximately $421 million net par, originally rated AAA by Fitch on March 29, 2007, was downgraded to BBB.  The Company’s portfolio contains only one other SF CDO rated by Fitch.  This transaction of approximately $573 million net par, originally rated AAA by Fitch on June 27, 2006, remains under review.

       Downgrades of credits that we insure, such as those made by Fitch on November 12, 2007, will result in higher capital charges to the Company under the relevant rating agency model or models. If the additional amount of capital required to support such exposures is significant, the Company could be required to raise additional capital, if available, on terms and conditions that may not be favorable to the Company, curtail current business writings, or pay to transfer a portion of its in-force business to generate capital for ratings purposes with the goal of maintaining its triple-A ratings. Among other things, such events or goals may not be obtainable, and such events or actions could adversely affect the results of operations and financial condition of the Company going forward.